EXHIBIT 12

MAF Bancorp, Inc.

Exhibit 12. Statement re:

Computation	of Ratio of Earnings to Fixed Charges

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(Dollars in thousands)
Inclusive of interest on deposits:
Earnings:
Pre-tax income	157,881	152,311	130,914	114,746	94,941
Add: Fixed charges	221,159	168,227	140,588	174,092	215,854
Less: Interest capitalized	(173)	(8)	—	(96)	(168)

Earnings	378,867	320,530	271,502	288,742	310,627

Fixed charges:
Interest on deposits	108,374	73,872	61,011	90,963	120,664
Interest on borrowed funds	105,523	86,013	75,941	80,502	93,825
Rent expense	7,262	8,342	3,636	2,627	1,365

Fixed charges	221,159	168,227	140,588	174,092	215,854

Ratio of earnings to fixed charges inclusive of interest on deposits	1.71	1.91	1.93	1.66	1.44

Exclusive of interest on deposits:
Earnings:
Pre-tax income	157,881	152,311	130,914	114,746	94,941
Add: Fixed charges	112,785	94,355	79,577	83,129	95,190
Less: Interest capitalized	(173)	—	—	(96)	(168)

Earnings	270,493	246,666	210,491	197,779	189,963

Fixed charges:
Interest on deposits	—	—	—	—	—
Interest on borrowed funds	105,523	86,013	75,941	80,502	93,825
Rent expense	7,262	8,342	3,636	2,627	1,365

Fixed charges	112,785	94,355	79,577	83,129	95,190

Ratio of earnings to fixed charges exclusive of interest on deposits	2.40	2.61	2.65	2.38	2.00